SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2011

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated January 21, 2011, entitled "DRDGOLD GUIDANCE FOR DECEMBER 2010 QUARTER".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 21, 2011   By: /s/ Themba Gwebu
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

DRDGOLD GUIDANCE FOR DECEMBER 2010 QUARTER

Johannesburg, South Africa, 21 January 2011: DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY) announced today that it expects its Group gold production for the quarter ended 31 December 2010 to be about 6% higher than in the previous quarter, at around 69 400oz due to steady performance at the Crown and Ergo surface retreatment operations and an improved performance at the Blyvoor underground operation.

Cash operating costs are expected to be about 11% lower, a consequence of higher gold production and a quarter free of power utility Eskom's higher winter tariff.

It is estimated that capital expenditure will be about 31% higher, reflecting development of the Crown-Ergo pipeline.

The information contained in this announcement has not been reviewed or reported on by DRDGOLD's auditors. The detailed report for the quarter and half year ended 31 December 2010 will be released to the market on or about 10 February 2011.

Roodepoort
21 January 2011

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